EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors Louisiana Food Company
We consent to the use in this registration statement on Form S-1 of our report dated October 13, 2010 with respect to the financial statements of Louisiana Food Company as of September 30, 2010, and for the period from inception (August 17, 2010) through September 30, 2010, and to the reference to our firm under the caption “Experts” in the Prospectus.

Our report contains an explanatory paragraph that states Louisiana Food Company has sustained a net loss and has an accumulated deficit during the development stage, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of that uncertainty.

/s/ PMB Helin Donovan
Dallas, Texas
October 13, 2010